Matrix Advisors Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

 October 12, 2016

VIA EDGAR TRANSMISSION

Ms. Valerie J. Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Matrix Advisors Funds Trust (the “Trust”)
Matrix Advisors Dividend Fund (the “Fund”)
File Nos.: 811-23175; 333-212637

Dear Ms. Lithotomos:

This correspondence responds to comments the Trust received from you on October 11, 2016 with respect to Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N‑1A and the Fund, a series of the Trust.  For your convenience, your comments have been reproduced with responses following each comment. Terms not otherwise defined herein have the same meaning as in the Registration Statement.

PROSPECTUS

Fees and Expenses – Page 1

Comment 1.	Footnote 2 of the fee table states that the Expense Cap excludes organizational expenses. Please confirm whether any organizational expenses are expected to be incurred by the Fund, or whether all such expenses are expected to be paid by the Advisor.

Response:	The Trust confirms that no organizational expenses are expected to be incurred by the Fund. Such organizational expenses will be borne by the Advisor as disclosed in note 2 to the Fund’s financial statements in the Statement of Additional Information.

Comment 2.	Please confirm that the Fund does not expect to impose a 12b-1 fee for at least one year from the effective date of the registration statement.

Response:	The Trust so confirms.

Principal Investment Strategies – Page 2

Comment 3.	Please add the sentence “Dividend-paying stocks are those that have declared or paid a dividend distribution within the prior 12-month period.” to the summary section.

Response:	The requested change will be made in the definitive form of the Fund’s prospectus, which will be filed pursuant to Rule 497(c) under the Securities Act of 1933.

Comment 4.	The second paragraph states that the Fund invests in stocks of companies with market capitalizations of at least $5 billion. Please explain why $5 billion is a reasonable minimum market capitalization to be deemed a “large capitalization” company.

Response:	The Trust believes that $5 billion is a reasonable minimum threshold for classifying a company as large capitalization because such a threshold is in line with investor expectations. For example:

•	Investopedia provides the following definitions: “Large cap (sometimes ‘big cap’) refers to a company with a market capitalization value of more than $5 billion.”[1]

•	The Random House Dictionary (2016 edition) defines “large-cap” as “designating a company, or a mutual fund that invests in companies, with a market capitalization of $5 billion or more.”[2]

•	Nasdaq defines “large-cap” as “A stock with a high level of capitalization, usually at least $5 billion market value.”[3]

Additionally, the Trust notes that, as of July 29, 2016, the S&P 500 Index, widely recognized as a proxy for the U.S. large capitalization market, included companies with capitalizations of less than $3 billion. The Trust is aware of several other registered investment companies that define “large cap” either at a threshold at or lower than $5 billion or by reference to broad-based indices, such as the S&P 500 Index, that include companies with minimum capitalizations of less than $5 billion. For example:

•	The AlphaMark Large Cap Growth Fund defines “large cap” companies as “companies with a total market capitalization of $5 billion or more at the time of purchase.”[4]

•	The AST AQR Large-Cap Portfolio “normally invests at least 80% of its assets (net assets plus any borrowings made for investment purposes) in equity and equity-related securities of large-capitalization companies.… For purposes of the Portfolio, a large-cap company is a company with a market capitalization in the range of companies in the S&P 500 Index (between $1.73 billion and $539.08 billion as of February 29, 2016).”[5]

•	The Large Company Value Fund has a policy to “invest at least 80% of the fund’s net assets in equity securities of companies comprising the Russell 1000® Index. Though market capitalization may change from time to time, as of June 30, 2016, the market capitalization range of the Russell 1000® Index was approximately $1.1 billion to $523.7 billion.”[6]

1 Available at http://www.investopedia.com/terms/l/large-cap.asp (October 11, 2016). The definition further includes the following: “In general, stocks are lumped into three categories of capitalization: large cap, mid cap and small cap. A large-cap company has a market capitalization over $5 billion. A mid-cap company has a market capitalization between $1 billion and $5 billion, and a small-cap company has less than $1 billion in market capitalization.”
2 Available at http://www.dictionary.com/browse/large-cap (October 11, 2016) (internal citation omitted).
3 Available at http://www.nasdaq.com/investing/glossary/l/large-cap (October 11, 2016).
4 AlphaMark Large Cap Growth Fund, a series of AlphaMark Investment Trust, Summary Prospectus (December 18, 2015) (File No. 811-22213).
5 AST AQR Large-Cap Portfolio, a series of Advanced Series Trust, Summary Prospectus (as reissued July 1, 2016) (File No. 811-05186).
6 Large Company Value Fund, a series of American Century Capital Portfolios Inc., Summary Prospectus (August 1, 2016) (File No. 811-07820).

•	The BNY Mellon Large Cap Stock Fund “normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in stocks of large capitalization companies with market capitalizations of $5 billion or more at the time of purchase.”[7]

•	The Columbia Select Large Cap Equity Fund “invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities of companies that have market capitalizations, at the time of purchase, in the range of companies in the Standard & Poor’s (S&P) 500 Index (the Index). The market capitalization range of the companies included within the Index was $2.9 billion to $547.1 billion as of May 31, 2016.”[8]

•	The Fidelity Large Cap Stock Fund normally invests “at least 80% of assets in common stocks of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000® Index or the S&P 500® Index).”[9]

•	The FMI Large Cap Fund “invests mainly in a limited number of large capitalization (namely, companies with more than $5 billion market capitalization at the time of initial purchase) value stocks….”[10]

•	The Goldman Sachs Large Cap Value Fund “invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes…in a diversified portfolio of equity investments in large-cap U.S. issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 1000® Value Index at the time of investment. As of September 30, 2015, the capitalization range of the Russell 1000® Value Index was between $485.62 million and $353.46 billion.”[11]

•	The Great-West Multi-Manager Large Cap Growth Fund “will, under normal circumstances, invest 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities selected for their growth potential with market capitalizations of $4 billion or more at the time of purchase.”[12]

•	The U.S. Large Company Portfolio “generally invests in the stocks that comprise the S&P 500® Index…. Dimensional Fund Advisors LP (the ‘Advisor’) considers the stocks that comprise the S&P 500® Index to be those of large companies.”[13]

The Trust notes that the above examples reflect a sample (and not all) of the registered open-end funds with policies defining “large capitalization” companies and whose company names begin with the letters “A” through “G”.

Because the Trust believes that $5 billion is a reasonable minimum threshold for classifying a company as large capitalization based on industry definitions, investor expectations, and the policies of other investment companies, the Trust respectfully declines to change the market capitalization threshold for the Fund.

* * *

7 BNY Mellon Funds Trust, Post-Effective Amendment No. 56 to the Registration Statement on Form N-1A (File No. 811-09903) (filed December 28, 2015), Prospectus dated December 31, 2015 at 5.
8 Columbia Select Large Cap Equity Fund, a series of Columbia Funds Series Trust, Summary Prospectus (July 1, 2016) (File No. 811-09645).
9 Fidelity Large Cap Stock Fund, a series of Fidelity Commonwealth Trust, Summary Prospectus (June 29, 2016) (File No. 811-02546).
10 FMI Large Cap Fund, a series of FMI Funds Inc., Summary Prospectus (January 29, 2016) (File No. 811-07831).
11 Goldman Sachs Large Cap Value Fund, a series of Goldman Sachs Trust, Summary Prospectus (as supplemented June 30, 2016) (File No. 811-05349).
12 Great-West Multi-Manager Large Cap Growth Fund, a series of Great-West Funds Inc., Summary Prospectus (April 29, 2016) (File No. 811-03364).
13 U.S. Large Company Portfolio, a series of Dimensional Investment Group Inc., Summary Prospectus (February 28, 2016) (File No. 811-06067).

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator to the Matrix Advisors Funds Trust